SEC File Number 000-51824
                                                        CUSIP Number 032002 10 7

                     SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  DC  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR
[ ] Form N-CSR

For the Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For  the  Transition  Period  Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:  AMP PRODUCTIONS, LTD.

Former Name, if Applicable:  not applicable

Address of Principal Executive Office (Street and Number):

                           500 - 666 Burrard Street
                    Vancouver, British Columbia  V6C 2X8

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report for the period ended March 31, 2006 because its former auditors have not yet had an opportunity to approve the use of their Auditors' Report, dated June 15, 2005, on the balance sheet of the Registrant as of March 31, 2005, the related statements of stockholders' equity, operations and cash flows for the year ended March 31, 2005, and from February 27, 2003 (inception) to March 31, 2005.

The Registrant's former auditors are reviewing our Annual Report on Form 10-KSB. It is anticipated that the Form 10-KSB along with the audited financial statements of the Registrant, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                        Thomas E. Mills: (604) 639-3178.

(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify  report(s).                                              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMP Productions, Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2006                            By: /s/ Thomas Mills
                                                    Thomas  Mills, President,
                                                    Chief Executive Officer,
                                                    Chief Financial Officer
                                                    and a director